Exhibit 99.3

Auris Medical News Release

Auris Medical Holding AG Reports Third Quarter 2014 Financial Results and   Provides Business Update

Zug, Switzerland, December 3, 2014 – Auris Medical Holding AG (NASDAQ: EARS) today provided an update on the Company’s business and announced financial results for the third quarter ended September 30, 2014.

"We made great progress on clinical and operational fronts in the third quarter," commented Thomas Meyer, the Company’s founder, Chairman and CEO. "We transitioned from a privately held to a publicly traded company, secured the funding to complete our important AM-101 development program in tinnitus, advanced our development projects and significantly raised our visibility among investors and inner ear specialists.“

Recent Business Highlights

•
Completion of the initial public offering (IPO) in August 2014 raising net proceeds (after underwriting discounts) of $56.4 million. At the close of the third quarter 2014 (September 30, 2014), Auris Medical’s cash and cash equivalents stood at CHF 61.9 million.

•
The AM-101 Phase 3 clinical program in acute inner ear tinnitus remains on track. Ramp-up of clinical trial sites in North America and Europe is expected to be completed in the first quarter of 2015. Enrolment into the post-acute arm (“Stratum B”; tinnitus onset between 3 and 12 months) of the TACTT3 trial continued to progress, with the goal of an interim analysis for futility testing in the first quarter of 2015, as previously announced.

•
In September 2014, Auris Medical organized a satellite symposium “Rational Pharmacotherapy for Tinnitus – Recent Advances and Perspectives” at the Annual Meeting of the American Academy of Otolaryngology – Head and Neck Surgery (AAO-HNS) in Orlando FL. The symposium featured talks from leading experts on scientific research, clinical endpoints, intratympanic drug delivery and clinical research in the field of tinnitus. The event was well attended and well received, and further raised awareness about our projects and therapeutic approaches within the otolaryngology community.

•
In September 2014, Auris Medical completed a Pre-IND meeting with the FDA on the AM-111 development program. The FDA provided formal feedback and guidance on the Company’s pre-clinical and CMC development and specifically on the planned AM-111 late stage clinical program

Auris Medical Holding AG · Bahnhofstrasse 21 · CH-6300 Zug · Tel. +41 41 729 71 94 · www.aurismedical.com in acute sensorineural hearing loss (ASHNL). The Agency’s feedback was sought in addition to protocol assistance obtained earlier from the European Medicines Agency. Based on the FDA’s guidance and a general review of the development program by the Board of Directors, the Company is currently finalizing the design of the late-stage AM-111 clinical program. In parallel, Auris Medical is evaluating various non-dilutive financing options to secure comprehensive funding for the program.

•
During the third quarter, Auris Medical continued to strengthen and expand its intellectual property position. In Europe, the Company was granted European Patent 1928405 “Pharmaceutical compositions for the treatment of inner ear disorders” and filed a divisional application.

Financial Results

As of September 30, 2014, the Company had CHF 61.9 million in cash and cash equivalents. Operating expenses for the three months ended September 30, 2014 were CHF 5.6 million, with CHF 4.7 million attributable to research and development. This compares to operating expenses of CHF 4.2 million and research and development expenses of CHF 3.9 million for the same period in 2013. The Company reported a net loss for the quarter ended September 30, 2014 of CHF 3.4 million, or CHF 0.14 per share. This compares to a net loss of CHF 4.4 million, or CHF 0.27 per share, for the same period in 2013.

For the nine month period ended September 30, 2014, operating expenses were CHF 16.6 million, with CHF 13.0 million attributable to research and development. This compares to operating expenses of CHF 11.3 million and research and development expenses of CHF 10.3 million for the same period in 2013. The Company reported a net loss for the nine months ended September 30, 2014 of CHF 14.2 million, or CHF 0.69 per share. This compares to a net loss of CHF 11.5 million, or CHF 0.79 per share, for the same period in 2013.

The increases in operating expenses, and resulting increases in net loss, for the three- and nine-month periods ended September 30, 2014 over the comparable periods in 2013 reflect primarily the progression of the AM-101 Phase 3 clinical development program, preparations for the late stage AM-111 clinical program, headcount expansion and higher legal and auditing expenses related to the IPO preparations.

The Company expects the operating loss for the entire 2014 financial year to be in the range of CHF 22.5 to 24.5 million. This outlook is based on management’s current expectations and beliefs.

Conference Call / Webcast Information

Auris Medical will host a live conference call and webcast to discuss the Company's financial results and provide a general business update. The call is scheduled for December 3, 2014 at 8:00 a.m. Eastern Time (2:00 p.m. Central European Time). To participate in this conference call, dial 1877 280 2296 (USA) or +1 646 254 3364 (International), and enter passcode 9517081. A live, listen-only audio webcast of the conference call can be accessed on the Investor Relations section of the Auris Medical website at: www.aurismedical.com. A replay will be available approximately two hours following the live call also on the Company’s website.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology. The Company is currently focusing on the development of treatments for acute inner ear tinnitus (AM-101) and for acute inner ear hearing loss (AM-111) by way of intratympanic injection with biocompatible gel formulations. In addition, Auris Medical is pursuing early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of the parent company Auris Medical Holding AG trade on the NASDAQ Global Market under the symbol "EARS".

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s prospectus relating to its Registration Statement on Form F-1, as amended, and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Auris Medical Holding AG
Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income (unaudited)
(in CHF thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Research and development expenses	(4,686)	(3,943)	(13,036)	(10,327)
General and administrative expenses	(998)	(278)	(3,522)	(1,010)
Operating loss	(5,684)	(4,221)	(16,588)	(11,337)
Finance income / expense (net)	2,323	(208)	2,376	(168)
Loss before tax	(3,361)	(4,429)	(14,212)	(11,506)
Net loss attributable to owners of the Company	(3,361)	(4,429)	(14,212)	(11,506)
Other comprehensive income:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefits liability	112	3	(312)	95
Items that are or may reclassified to profit or loss
Foreign currency translation differences	(74)	39	(71)	13
Other comprehensive income	37	43	(384)	109
Total comprehensive loss attributable to owners of the Company	(3,323)	(4,386)	(14,596)	(11,397)
Loss per share, basic and diluted	(0.14)	(0.27)	(0.69)	(0.79)
Weighted average common shares outstanding, basic and diluted	24,589,852	16,217,825	20,488,392	14,496,230
Currency rate CHF / USD	0.9134	0.9326	0.8960	0.9330

Auris Medical Holding AG
Condensed Consolidated Interim Statement of Financial Position (unaudited)
(in CHF thousands)

	September 30, 2014	December 31, 2013
Assets
Non-current assets
Property and equipment	245	196
Intangible assets	1,483	1,483
Total non-current assets	1,728	1,678
Current assets
Current financial assets and other receivables	712	525
Prepayments	333	183
Cash and cash equivalents	61,893	23,866
Total current assets	62,938	24,574
Total assets	64,666	26,252

Equity and Liabilities
Equity
Share capital	11,582	6,487
Share premium	93,793	35,608
Foreign currency translation reserve	(17)	54
Accumulated deficit	(47,402)	(33,116)
Total shareholders’ equity attributable to owners of the Company	57,956	9,034
Non-current liabilities
Employee benefits	627	328
Deferred tax liabilities	328	328
Total non-current liabilities	955	656
Current liabilities
Convertible loans	-	13,711
Trade and other payables	3,613	954
Accrued expenses	2,142	1,897
Total current liabilities	5,755	16,562
Total liabilities	6,710	17,219
Total equity and liabilities	64,666	26,252
Currency rate CHF / USD	0.9574	0.8894

Contact:
Dr. Thomas Meyer, Chairman and CEO, +41 41 729 71 94, ear@aurismedical.com